April 21, 2010

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Tom Kluck and Kristina Aberg

Re:	Kennedy-Wilson Holdings, Inc. Registration Statement on Form S-3 Filed February 16, 2010
File No. 333-164926

Ladies and Gentlemen:

Kennedy-Wilson Holdings, Inc. (the “Company”) has today submitted to the Securities and Exchange Commission (the “Commission”) Amendment No. 1 to its Registration Statement on Form S-3, File No. 333-164926 (the “Registration Statement”) originally filed with the Commission on February 16, 2010. On behalf of the Company, we are responding to the comment raised by the staff (the “Staff”) of the Commission in a letter dated March 15, 2010, from Mr. Tom Kluck to Mr. William McMorrow, Chairman and Chief Executive Officer of the Company. For your convenience, the Staff’s comment is included in this letter and is followed by the applicable response.

General

1.	Please update your financial statements in accordance with Rule 3-12 of Regulation S-X or explain to us how you meet the tripartite test set forth in Rule 3-01(c) of Regulation S-X.

Response:

The Company has amended the Registration Statement to incorporate by reference the Company’s Annual Report on Form 10-K for the year ended December 31, 2009, filed with the Commission on March 17, 2010 and Amendment No. 1 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2009, filed with the Commission on April 19, 2010.

* * * *

If you have any questions, please feel free to contact the undersigned by telephone at (310) 282-2318. Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Lawrence Venick, Esq.
Lawrence Venick, Esq.

cc:	William McMorrow
Freeman Lyle Gerald Chizever, Esq.